Exhibit 99.2
FORM 51-102F3
MATERIAL CHANGE REPORT UNDER
NATIONAL INSTRUMENT 51-102

1.	Name and Address of Company
Trizec Canada Inc. (“Trizec Canada”)
181 Bay St., Suite 3820
BCE Place
Toronto, ON M5J 2T3

2.	Date of Material Change

September 12 and 14, 2006.

3.	News Release

News releases with respect to the material changes referred to in this report were issued through Canada Newswire and filed on the system for electronic document analysis and retrieval (SEDAR) on September 12 and 14, 2006.

4.	Summary of Material Change

On September 12, 2006, the shareholders of Trizec Canada voted to approve a plan of arrangement whereby 3147013 Nova Scotia Company, an affiliate of Brookfield Properties Corporation (“Brookfield”) will become the sole shareholder of Trizec Canada (the “Arrangement”). On September 14, 2006 the Ontario Superior Court of Justice granted a final order approving the plan of arrangement.

5.	Full Description of Material Change

A special meeting of the shareholders of Trizec Canada was held on September 12, 2006. At the special meeting, the Arrangement was approved by 99.7% of the votes cast by Trizec Canada shareholders voting in person or by proxy.

On September 14, 2006, a hearing was held in the Ontario Superior Court of Justice (the “Court”) in Toronto, Ontario. The Court granted an order giving final approval to the Arrangement. Subject to the satisfaction of all other closing conditions the Arrangement is expected to be completed in early October 2006.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

N/A

7.	Omitted Information

N/A

8.	Executive Officer

For further information contact Colin Chapin, Senior Vice President and Chief Financial Officer of Trizec Canada at 416-682-8600.

DATED this 14th day of September, 2006.

Per:	/s/ Colin J. Chapin

Colin J. Chapin
Senior Vice President and
Chief Financial Officer